Exhibit 4.9

51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

VERSES AI Inc. (the “Company” or “VERSES”)

205 - 810 Quayside Drive

New Westminster, British Columbia V3M 6B9

Item 2	Date of Material Change

June 20, 2024

Item 3	News Release

The news release was disseminated June 20, 2024 disseminated through Globe Newswire and subsequently filed on SEDAR+.

Item 4	Summary of Material Change

The Company announced that on June 20, 2024, it had entered into a funding agreement with Group 42 Holding Ltd. (which for the purposes of the investment, utilized Expansion Project Technologies Holding 9 SPV RSC Ltd (EPTH), an indirect wholly-owned subsidiary) (“G42”).

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

On June 20, 2024 the Company entered into a funding agreement with G42 (the “Strategic Investment”). Pursuant to the Strategic Investment, G42 invested US$10,000,000 via a private placement of unsecured convertible debenture units of VERSES (the “Units”). Each Unit consists of:

(i) C$1,000 in principal amount of unsecured convertible debentures (“Convertible Debentures”); and (ii) 500 detachable share purchase warrants (the “Warrants”) to purchase Class A Subordinate Voting Shares of Verses (“Class A Shares”). The Convertible Debentures shall bear interest at a rate of 10% per annum and mature on June 20, 2026 (the “Maturity Date”).

The principal amount of the Convertible Debentures, together with all accrued interest (collectively, the “Convertible Amount”), shall be convertible, for no additional consideration, on the earliest to occur of: (A) the date on which the Company completes an equity financing, in one or more tranches, for aggregate gross proceeds of at least C$15,000,000 at a price per Class A Share of not less than C$1.00 (an “Equity Financing”), (B) the date on which G42 elects to convert the Convertible Debentures, and (C) the Maturity Date.

In the event of a conversion of the Convertible Debentures: (i) on the Maturity Date or at the election of G42, the Convertible Amount shall be converted into such number of Class A Shares as is equal to the Convertible Amount divided by C$1.20 per share; and (ii) in connection with an Equity Financing, the Convertible Amount shall be converted into such number of Class A Shares as is equal to the Convertible Amount divided by the issue price per Class A Share sold pursuant to the Equity Financing, multiplied by 80%, provided that, in no event shall such conversion price be greater than C$1.20.

Each Warrant will be exercisable into one Class A Share at a price of C$1.50 per share until June 20, 2027 (the “Expiry Date”), subject to acceleration. If at any time prior to the Expiry Date, the volume- weighted average trading price of the Class A Shares on Cboe Canada (or such other principal exchange or market where the Class A Shares are then listed or quoted for trading) exceeds C$5.55, as adjusted in accordance with the terms of the certificate representing the Warrants (the “Warrant Certificates”), for a period of 10 consecutive trading days, VERSES may, at its option, accelerate the Expiry Date to the date that is 30 days following the written notice to G42, in the form of a press release or other form of notice permitted by the Warrant Certificates.

In connection with commercial agreements that may be entered into between VERSES and affiliates of G42, G42 will also receive 1,000,000 restricted stock units (“RSUs”) of VERSES, each vested RSU to be settled through the issuance of one (1) Class A Share. The RSUs will vest in installments of 10,000 RSUs for every C$100,000 of revenue derived by Verses from such commercial agreements.

5.2	Disclosure for Restructuring Transactions

N/A

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

Item 7	Omitted Information

None

Item 8	Executive Officer

For further information, contact:

Kevin Wilson

Chief Financial Officer

Tel. (323) 868-0514

Email: Kevin.w@verses.io

Item 9	Date of Report

June 27, 2024

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